

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

Cameron D. MacDougall
Secretary
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

Re: New Residential Investment Corp.
Registration Statement on Form S-11
Filed September 20, 2013
File No. 333-191300

Dear Mr. MacDougall,

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market Considerations, page 63

1.   We note your response to comment 3 from our letter dated September 6, 2013 and your revised disclosure. Please explain to us why the decrease in yield on securities acquired in the second quarter was not a result of changes in interest rates. Alternatively, please consider modifying your disclosure regarding your belief that changes in interest rates will not meaningfully impact the net interest spread on your non-agency portfolio.

Signatures, page II-8

2.   Please revise your signature lines to refer to your principal executive officer, principal financial officer and principal accounting officer, pursuant to Instruction 1 in the Signature section of Form S-11.

Draft Tax Opinion

3.   We note your response to comment 9. To the extent tax counsel expressly relies on previously issued tax opinions, please file those opinions as exhibits to the registration statement or appendices to tax counsel's opinion. As provided in Rule 436(f) there is no requirement to file consents for these opinions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Cameron D. MacDougall
New Residential Investment Corp.
October 3, 2013
Page 3

　　　　You may contact Kristi Marrone at 202-441-3429 or Jessica Barberich at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at 202-551-3402 or me at 202-551-3852 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　/s/ Michael McTiernan

　　　　　　　　　　　　　　　　　　　Michael McTiernan
　　　　　　　　　　　　　　　　　　　Assistant Director